SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*



                              Hollywood Media Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    436233100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Robert Zurl
--------------------------------------------------------------------------------
                             Shannon River Partners
                            800 Third Ave, 30th Floor
                               New York, NY 10022
                          Telephone: (212) 212-331-6555
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                December 18, 2008
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

--------------------------------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

-------------------                                           ------------------
CUSIP No. 436233100                 SCHEDULE 13D              Page 2 of 11 Pages
-------------------                                           ------------------

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS

        Shannon River Fund Management Co LLC
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
----------------------------------- ------ -------------------------------------
                            7    SOLE VOTING POWER                     2,373,571
            NUMBER OF
                          ------ -----------------------------------------------
              SHARES        8    SHARED VOTING POWER                         -0-
           BENEFICIALLY
                          ------ -----------------------------------------------
             OWNED BY       9    SOLE DISPOSITIVE POWER                2,373,571
               EACH
                          ------ -----------------------------------------------
            REPORTING      10    SHARED DISPOSITIVE POWER                    -0-
           PERSON WITH
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,373,571
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES **                                                    [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.51%(1)
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        OO (Limited Liability Company)
------- ------------------------------------------------------------------------

      _____________________
      (1) Shannon River Fund Management Co. LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Shannon River Partners, LP, Shannon River Partners II, LP, and Doonbeg Fund, LP. Spencer Waxman holds an indirect beneficial ownership interest in these shares. Mr. Waxman disclaims any beneficial ownership of the shares of Common Stock covered by this 13D.

-------------------                                           ------------------
CUSIP No. 436233100                 SCHEDULE 13D              Page 3 of 11 Pages
-------------------                                           ------------------

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS

        Shannon River Global Management LLC
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
----------------------------------- ------ -------------------------------------
                            7    SOLE VOTING POWER                       750,289
            NUMBER OF
                          ------ -----------------------------------------------
              SHARES        8    SHARED VOTING POWER                         -0-
           BENEFICIALLY
                          ------ -----------------------------------------------
             OWNED BY       9    SOLE DISPOSITIVE POWER                  750,289
               EACH
                          ------ -----------------------------------------------
            REPORTING      10    SHARED DISPOSITIVE POWER                    -0-
           PERSON WITH
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        750,289
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES **                                                    [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.37%(2)
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        OO (Limited Liability Company)
------- ------------------------------------------------------------------------

      ____________________
      (2) Shannon River Global Management LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Shannon River Partners LTD. Spencer Waxman holds an indirect beneficial ownership interest in these shares. Mr. Waxman disclaims any beneficial ownership of the shares of Common Stock covered by this 13D.

-------------------                                           ------------------
CUSIP No. 436233100                 SCHEDULE 13D              Page 4 of 11 Pages
-------------------                                           ------------------

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS

        Shannon River Partners, LP
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
----------------------------------- ------ -------------------------------------
                            7    SOLE VOTING POWER                       435,964
            NUMBER OF
                          ------ -----------------------------------------------
              SHARES        8    SHARED VOTING POWER                         -0-
           BENEFICIALLY
                          ------ -----------------------------------------------
             OWNED BY       9    SOLE DISPOSITIVE POWER                  435,964
               EACH
                          ------ -----------------------------------------------
            REPORTING      10    SHARED DISPOSITIVE POWER                    -0-
           PERSON WITH
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        435,964
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES **                                                    [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.38%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        PN
------- ------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 436233100                 SCHEDULE 13D              Page 5 of 11 Pages
-------------------                                           ------------------

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS

        Shannon River Partners II, LP
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
----------------------------------- ------ -------------------------------------
                            7    SOLE VOTING POWER                     1,734,648
            NUMBER OF
                          ------ -----------------------------------------------
              SHARES        8    SHARED VOTING POWER                         -0-
           BENEFICIALLY
                          ------ -----------------------------------------------
             OWNED BY       9    SOLE DISPOSITIVE POWER                1,734,648
               EACH
                          ------ -----------------------------------------------
            REPORTING      10    SHARED DISPOSITIVE POWER                    -0-
           PERSON WITH
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,734,648
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES **                                                    [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.49%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        PN
------- ------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 436233100                 SCHEDULE 13D              Page 6 of 11 Pages
-------------------                                           ------------------

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS

        Doonbeg Fund, LP
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
----------------------------------- ------ -------------------------------------
                            7    SOLE VOTING POWER                       202,959
            NUMBER OF
                          ------ -----------------------------------------------
              SHARES        8    SHARED VOTING POWER                         -0-
           BENEFICIALLY
                          ------ -----------------------------------------------
             OWNED BY       9    SOLE DISPOSITIVE POWER                  202,959
               EACH
                          ------ -----------------------------------------------
            REPORTING      10    SHARED DISPOSITIVE POWER                    -0-
           PERSON WITH
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        202,959
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES **                                                    [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.64%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        PN
------- ------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 436233100                 SCHEDULE 13D              Page 7 of 11 Pages
-------------------                                           ------------------

------- ------------------------------------------------------------------------
  1     NAME OF REPORTING PERSONS

        Shannon River Partners, LTD
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS

------- ------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]
------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
----------------------------------- ------ -------------------------------------
                            7    SOLE VOTING POWER                       750,289
            NUMBER OF
                          ------ -----------------------------------------------
              SHARES        8    SHARED VOTING POWER                         -0-
           BENEFICIALLY
                          ------ -----------------------------------------------
             OWNED BY       9    SOLE DISPOSITIVE POWER                  750,289
               EACH
                          ------ -----------------------------------------------
            REPORTING      10    SHARED DISPOSITIVE POWER                    -0-
           PERSON WITH
------- ------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        750,289
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES **                                                    [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        2.37%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        CO
------- ------------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 436233100                 SCHEDULE 13D              Page 8 of 11 Pages
-------------------                                           ------------------

ITEM 1.   Security and Issuer

      This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Hollywood Media Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2255 Glades Road, Suite 221A, Boca Raton, Florida 33431.

ITEM 2.  Identity and Background.

      (a) This Schedule 13D is being filed by Shannon River Fund Management Co. LLC ("SRFM"), Shannon River Global Management LLC ("SRGM"), Shannon River Partners, LP ("SRP"), Shannon River Partners II, LP ("SRP II"), Doonbeg Fund, LP ("DF"), and Shannon River Partners LTD ("SRP LTD"). SRFM, SRGM, SRP, SRP II, DF and SRP LTD shall hereinafter be referred to collectively as the "Reporting Persons." SRFM and SRGM are Delaware Limited Liability Companies. SRP, SRP II and DF are Delaware Limited Partnerships. SRP LTD is a Cayman Islands Corporation.

      (b) Each Reporting Person has a business address of 800 Third Ave, 30th Floor, New York, NY 10022.

      (c) The principal business of the Reporting Persons is investment management.

      (d) and (e) To the knowledge of each Reporting Person, during the last five years, no Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

      The securities reported in this Schedule 13D as directly beneficially owned by the Reporting Persons were acquired with funds of approximately $8,628,223 (including brokerage commissions). All such funds were provided from the working capital or personal funds of the Reporting Persons who directly beneficially own such securities.

ITEM 4.  Purpose of the Transaction.

      The shares of Common Stock were acquired by the Reporting Person for investment purposes. The Reporting Persons have elected to convert their
Schedule 13G with respect to the Issuer to a Schedule 13D because Spencer M. Waxman, the managing member of SRFM and SRGM (the investment advisors to SRP, SRP II, DF and SRP LTD) has been elected to the Issuer's board of directors. In his capacity as a director of the Company, Mr. Waxman may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of
Schedule 13D and may, at any time and from time to time, review, reconsider and discuss with the Issuer or others his positions with respect to the Issuer which could thereafter result in the adoption of such plans and proposals.

      No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Persons reserve the right to change their plans and intentions at any time as they deem appropriate. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the board of directors of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

-------------------                                           ------------------
CUSIP No. 436233100                 SCHEDULE 13D              Page 9 of 11 Pages
-------------------                                           ------------------

      Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and applicable state securities or "blue sky" laws.

ITEM 5. Interest in Securities of the Issuer.

      (a) and (b) As of February 25, 2009, the Reporting Persons beneficially owned in the aggregate 3,123,860 shares of Common Stock, constituting approximately 9.88% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 31,614,274 shares outstanding on November 17, 2008, as set forth in the Issuer's most recent Definitive Proxy Statement, filed with the Securities and Exchange Commission on November 18, 2008). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Reporting Persons members listed:

------------------------- ----------------------- -------------------------
                                                  Approximate Percentage of
Name                      Number of Shares        Outstanding Shares
------------------------- ----------------------- -------------------------
SRP*                      435,964                 1.38%
------------------------- ----------------------- -------------------------
SRP II*                   1,734,648               5.49%
------------------------- ----------------------- -------------------------
DF*                       202,959                 0.64%
------------------------- ----------------------- -------------------------
SRP LTD**                 750,289                 2.37%
------------------------- ----------------------- -------------------------

*SRFM has an indirect beneficial ownership interest in these shares of Common Stock
**SRGM has an indirect beneficial ownership interest in these shares of Common Stock

      SRFM is the investment advisor of SRP, SRP II and DF and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that SRP, SRP II and DF beneficially own. SRFM, as the investment advisor of SRP, SRP II and DF, has the sole power to direct the voting and disposition of the shares of Common Stock that SRP, SRP II and DF beneficially own.

      SRGM is the investment advisor of SRP LTD and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that SRP LTD beneficially owns. SRGM, as the investment advisor of SRP LTD has the sole power to direct the voting and disposition of the shares of Common Stock that SRP LTD beneficially owns.

      Mr. Waxman is the managing member of SRFM and SRGM and, accordingly, Mr. Waxman may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that SRFM and SRGM may be deemed to beneficially own. Mr. Waxman, as the managing member of SRFM and SRGM, has the power to direct the voting and disposition of the shares of Common Stock that SRFM and SRGM may be deemed to beneficially own.

      The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to Mr. Waxman, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

-------------------                                          -------------------
CUSIP No. 436233100                 SCHEDULE 13D             Page 10 of 11 Pages
-------------------                                          -------------------

      (c) To the best knowledge of the Reporting Persons, there have been no transactions in shares of Common Stock effected during the past 60 days by the Reporting Persons, any person in control of the Reporting Persons (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Reporting Persons may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Reporting Persons, and the Reporting Persons, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

      (d) No person, other than each of the members of the Reporting Persons referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

      (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      None.

ITEM 7. Material to be Filed as Exhibits.

     Exhibit
     Number       Description
    --------      ------------------------------------------------------------

       1 Joint Filing Agreement dated February 26, 2009, by and among SRFM, SRGM, SRP, SRP II, DF and SRP Ltd.

-------------------                                          -------------------
CUSIP No. 436233100                 SCHEDULE 13D             Page 11 of 11 Pages
-------------------                                          -------------------



                                    SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated:   February 26, 2009



                 SHANNON RIVER FUND MANAGEMENT CO. LLC

                             By:  /s/ Spencer Waxman
                                  --------------------------------------
                                  Spencer Waxman, Managing Member

                 SHANNON RIVER GLOBAL MANAGEMENT LLC

                             By:  /s/ Spencer Waxman
                                  --------------------------------------
                                  Spencer Waxman, Managing Member

                 SHANNON RIVER PARTNERS, LP

                 By:   Shannon River Fund Management Co. LLC, General Partner

                             By:  /s/ Spencer Waxman
                                  --------------------------------------
                                  Spencer Waxman, Managing Member

                 SHANNON RIVER PARTNERS II, LP

                 By:   Shannon River Fund Management Co. LLC, General Partner

                             By:  /s/ Spencer Waxman
                                  --------------------------------------
                                  Spencer Waxman, Managing Member

                 DOONBEG FUND, LP

                             By:  /s/ Spencer Waxman
                                  --------------------------------------
                                  Spencer Waxman, Managing Member

                 SHANNON RIVER PARTNERS LTD

                 By:  Shannon River Global Management LLC, Investment Manger

                             By:  /s/ Spencer Waxman
                                  --------------------------------------
                                  Spencer Waxman, Managing Member

                                                                       EXHIBIT 1


               JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)

      This Agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or
Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

      Dated:   February 26, 2009


                 SHANNON RIVER FUND MANAGEMENT CO. LLC

                             By:  /s/ Spencer Waxman
                                  --------------------------------------
                                  Spencer Waxman, Managing Member

                 SHANNON RIVER GLOBAL MANAGEMENT LLC

                             By:  /s/ Spencer Waxman
                                  --------------------------------------
                                  Spencer Waxman, Managing Member

                 SHANNON RIVER PARTNERS, LP

                 By:   Shannon River Fund Management Co. LLC, General Partner

                             By:  /s/ Spencer Waxman
                                  --------------------------------------
                                  Spencer Waxman, Managing Member

                 SHANNON RIVER PARTNERS II, LP

                 By:   Shannon River Fund Management Co. LLC, General Partner

                             By:  /s/ Spencer Waxman
                                  --------------------------------------
                                  Spencer Waxman, Managing Member

                 DOONBEG FUND, LP

                             By:  /s/ Spencer Waxman
                                  --------------------------------------
                                  Spencer Waxman, Managing Member

                 SHANNON RIVER PARTNERS LTD

                 By:  Shannon River Global Management LLC, Investment Manger

                             By:  /s/ Spencer Waxman
                                  --------------------------------------
                                  Spencer Waxman, Managing Member